Electriq Power Holdings, Inc.
625 N. Flagler Drive, Suite 1003
West Palm Beach, Florida 33401
November 9, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C.  20549
Attention: Sarah Sidwell and Evan Ewing

Re:	Electriq Power Holdings, Inc.
Registration Statement on Form S-1
Filed on September 22, 2023, as amended
File No. 333-274657
Dear Ms. Sidwell and Mr. Ewing:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Electriq Power Holdings, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, November 13, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Frank Magnotti
Frank Magnotti
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP